Exhibit (a)(22)
WELCOME AND OPENING REMARKS
MR. PATRICK FLANIGAN: I’m Patrick Flanigan, and on behalf of the Investor Relations team I’d like to welcome you to this investor event this morning. Before we begin I do want to acknowledge Leah Monteiro from Investor Relations and the Genzyme Meetings and Events staff for doing all the work behind the scenes to put this event together for us.
     This is a quick snapshot of today’s program. Over the next 90 minutes or so we hope to answer most of your burning questions about the tender offer by Sanofi, in addition to providing our outlook for the business and the financial implications of that outlook through 2013. We have allocated some time at the end for Q&A. You notice there are two microphones in the middle of the auditorium. We ask you approach the microphone and before you ask your question state your name and affiliation. We’ll try to get through as many of your questions today as possible. We know we probably won’t be able to answer everything, so we’ve put together a series of lunches in New York, Boston, Chicago, and San Francisco specifically designed to have an extended Q&A session. Many of you have received and responded to an invitation to these lunches. If you haven’t, please let a member of the IR team or myself know and we’ll get you the appropriate information.
     You’ll notice on this slide and others throughout the deck there will be a lot of content on these slides; some may not be as readable as others. You don’t have to write frantically, all the slides in their entirety will be posted on the Genzyme Investor Website after the meeting ends.
     This is a reminder that during today’s presentation we will be making forward-looking statements, including those regarding our financial guidance, our assessment of Cerezyme and Fabrazyme’s supply, our manufacturing goals and expansion plans, our shareholder value creation plans, our product development plans including timetables for alemtuzumab for MS, our drivers of future growth, and our assessment of the future profitability of the business. These statements are subject to risks and uncertainties that may cause actual results to differ from those forecasted. Please refer to the “Risk Factors” section of our June 30th 10-Q on file with the SEC for more information on those risks. These statements speak only as of October 22 and we undertake no duty to update or revise them.
     Now I would like to hand the program over to Genzyme’s Chairman and CEO, Henri Termeer.
MEETING OBJECTIVES
MR. HENRI A. TERMEER, Chairman and Chief Executive Officer: Thank you, Patrick. We have three objectives today. The first is to share with you our perspective on the Sanofi offer, the $69 tender offer that will be outstanding. We will explain the board’s position on that and go through how we recognize the lack of value in this offer.
     We’ll go through the business prospects and talk about new guidance for next year. We’ll talk in much more detail than ever before about alemtuzumab for MS and a number of other value drivers, like the manufacturing recovery we’re currently experiencing. We also want to hear your perspectives, and I hope in the Q&A and the follow-up sessions next week we’ll get a much better perspective of that.
     This is the problem: We had a clear manufacturing interruption that impacted our business. It started in the third quarter of last year 2009. We have worked very hard over the last 12 months to get beyond that. It took a tremendous amount of work and we are getting beyond that. As a result, the earnings we just spoke about two days ago for the third quarter started to go, at least in the United States, to full dose in the case of Cerezyme for Gaucher Disease. We saw that impact and the financial picture of the Company start to change. At the same time we projected that for the fourth quarter, we’ll see about 90 cents to 95 cents a share non-GAAP as a result of the further recovery. We would expect all Gaucher patients all around the world will have the full dose available to them throughout the fourth quarter. We expect to double shipments of Fabrazyme during the quarter. Therefore we see a very different picture of earnings arriving in the fourth quarter. That then becomes the base for our view of next year. We’ll go into great detail to explain to you how we arrive at earnings per share in the range of $4.30 and $4.60. In our case that does not, in contrast to our peer companies, exclude amortization; it includes amortization. So $4.30 to $4.60 versus this year’s $1.85 to $1.90—a very significant change. It is this picture we believe is not recognized in the $69 a share offer by Sanofi.

     We expect revenues of $5 billion to $5.3 billion, excluding the diagnostic businesses, which as you know we decided to divest and are in an advanced stage of doing do. That is up about $1 billion from this year. We have very significant cumulative growth of earnings per share—about 35%—starting in 2008. Of course 2008 was somewhat impacted by a number of transactions, 2009 and 2010 were impacted by the manufacturing interruption, and 2011 and 2012 we’ll start to see that picture change. We’ll see very significant cash flow through this period, about $5.6 billion. That’s the picture you’ll have explained today as we advance through this communication to you.
     But first our lead director, Bob Carpenter, will walk us through the board’s consideration of the Sanofi offer and put it into perspective. After that, we’ll go through the business elements again. Bob?
SANOFI’S OFFER IN CONTEXT
MR. ROBERT J. CARPENTER, Board Member: Genzyme has a board of directors consisting of 13 individuals, with one member of management who of course is Henri Termeer, our Chairman and CEO. All the other directors are independent directors. Three of us have been around for some time—myself, Doug Berthiume [Douglas A.], and Charlie Cooney [Charles L. Cooney, Ph.D.]. We have significant understand of the Company’s history, products, markets, and skills. In 2000 when the Company was growing at double-digits in excess of a 20% growth rate, going from $1 billion in sales in 2002 to more than $4 billion of sales in 2008, we decided to add directors who brought certain expertise to the Company. You’ll see Senator Connie Mack [III] joined the board with government input; Gail Boudreaux from the payer perspective; Dr. Victor Dzau, who brings us the medical perspective and hospital administration; and Dick [Richard F.] Syron, with his financial experience.
     This last year interestingly enough we added five new directors to the Company. The first is Bob [Robert J.] Bertolini, the ex-CFO of Schering-Plough; and then Dennis [M.] Fenton, who in his 20-year career at Amgen was head of their manufacturing operation, bringing his expertise there to the board.
     And in 2008 Ralph [V.] Whitworth approached the Company, after having bought about 4% of the outstanding common shares in the open market in the price range of $60 to $70 a share. He thought Genzyme was undervalued and said we could increase the value of the

Company by following a different management path. We took his advice and spent about a year trying to understand it, and came to the conclusion that his arguments had merit. Since then we have implemented our five-step Value Creation Plan where we allocate our capital according to the key businesses where we have core expertise and divesting those businesses that do not fit with our Plan. We’re measuring the Company’s performance primarily based on capital allocation and cash-flow return on invested capital, which is what the management’s bonuses are based on.
     Then last year as the stock price sank from the seventies into the fifties because of our inability to supply the market because of our manufacturing problems, Carl [C.] Icahn bought about 5% of the Company in the open market. He went to a proxy fight that we eventually settled by having two of his representatives on our board. They are Dr. Eric Ende [M.D.], who at one time was a top Wall Street financial analyst. He brings the scientific as well as the financial perspective to the Company; and then Dr. Steve [Steven] Burakoff [M.D.], who is an oncologist at Mount Sinai and is helping us in our cancer area and also with our MS program.
     I hope you can see this is a very independent board. It controls directly or indirectly about 10% of the outstanding shares of the Company. This board has unanimously voted against accepting the Sanofi $69-per-share offer. In fact, we’ve voted on and rejected this offer three times. It’s clear that we don’t feel this is an appropriate offer
     During the course of evaluating the Sanofi offer, the board undertook many activities, speaking with management, with consultants, with our financial advisors, and lawyers, running many scenarios around the value of the Company. What emerged was a set of criteria we needed in order to evaluate a credible proposal to acquire the Company.
     The first of these is what the discounted cash flows are of the base business. We have a solid franchise in all our areas; and we have the leading market position, either best in class or first in class, and that needs to be taken into account. The second thing is the effect of our Value Improvement Program. Over a year ago we began this program and have identified savings worth $385 million. Those savings are before any synergies that might result from the transaction. By the way, if there were synergies resulting from the transaction, our shareholders should share in those. The third point is the strategic value of Genzyme’s leadership position in the rare disease area. We were the first people in the area; we defined the field and have a very powerful franchise. Last and not least is the value of the pipeline, specifically alemtuzumab for MS. We think it would be very unfair for another company to acquire this Company and not realize the value the current shareholders have put in to develop this drug, which is millions of dollars. We are just about two years away from getting this approved. So we think Sanofi’s offer fails on all these counts.
     There are five points where Sanofi has made statements we think are either misleading, inaccurate, or just flat wrong. They are listed on this slide and I’ll go through them one by one. First, they continue to say there is a considerable risk in our manufacturing operations, and we think they’re just attempting to front-run a recovery that’s already on track. Second, they are using EPS data that is considerably outdated. If you use our EPS guidance that Henri gave you this morning, we are significantly above consensus estimates. Third, their July 1 stock price of $49.86 is not an appropriate reference point from which to either value the Company or to value the premium paid. On top of that, the 31% transaction premium they proposed is not in line with any precedent transactions in the biopharmaceutical field. The fifth point is the revenue and cash flow potential of our products in our pipeline are worth substantially more than $69.
     Turning to the manufacturing situation, our Allston plant started last year in August 2009 back into full production and has been working 24 hours a day, seven days a week for the last year to make both Cerezyme and Fabrazyme. We were at the point in September when we began full dosing of Cerezyme to our Gaucher patients. This quarter we will meet full demand worldwide.
     Along with that we’re getting double allocations of our Fabrazyme product this quarter, and will begin full dosing in the first half of 2011. As far as the plant is concerned we’re on track to move the fill/finish operation to Hospira for the U.S.-based product; that will happen next month. In the beginning of 2011 we’ll transfer the rest-of-the-world material to Hospira.
     Finally, the Framingham plant, which was mechanically finished over a year ago, is now completing their engineering runs and entering into the process validation runs. By the way, once those runs are done and the plant is approved, that product made can go straight into inventory to be sold. So we believe our manufacturing is back on track. While there is always risk in a manufacturing situation, we have the management team in place now to deal with that risk.

     The second point is our non-GAAP EPS guidance of $4.30 to $4.60 is about 20% above the consensus estimate before; yet Sanofi is still sitting back, using the number as of July 1 of $3.45. They haven’t even addressed the $3.69 consensus that was present in October. They’ve consistently that their $69 offer represents a 20-times multiple off of 2011 consensus estimates. If they put a 20-times multiple to our $4.30 to $4.60 guidance, you would end up a valuation of the Company of $89 per share rather than $69 a share; yet they have not changed any aspect of their offer.
     The third point: We don’t believe the July 1 price of $49 is an appropriate reference point. For one thing, the entire stock market has moved from that low point in the summer up about 15%. The S&P 500 and the biotechnology indexes have increased by 15%; meanwhile Genzyme has made substantial progress in our Value Creation program and substantial cost savings in our Value Improvement program, which has been realized last quarter and significantly in our fourth quarter.
     So the board is convinced that a stock price unaffected by the takeover offer would be considerably higher than the July 1 price of $49.86 a share. In fact, by the time the Sanofi tender offer is due to expire on December 10, we will have brought Cerezyme patients to full dosing, doubled the allocations for Fabrazyme, converted all of our temporary access program patients to Lumizyme—and they will be paying patients—transferred the fill/finish operation to Hospira for the U.S. market and sold businesses worth more than $1 billion. Meanwhile Sanofi has offered no improvement in terms; and again, it’s our conclusion that the July 1 unaffected price has become irrelevant.
     On top of that the proposed premium is the lowest of any of the relevant biopharmaceutical transactions. This slide shows what we believe are more comparable transactions, such as the AstraZeneca takeover of Medimmune; Tekada of Millennium; and Eli Lilly of ImClone, a large pharmaceutical acquiring a biotechnology company. The median there is 73%, and yet Sanofi insists on a premium of 31% off a base of about $50. In fact, thrown in with these other supposedly comparable transactions, which are not at all comparable, the ones on the right are squeeze-outs of minority shareholders that were left after the company had bought the first tranche—for example, Chiron and Genentech—while the ones on the left are much larger transactions where the consideration is paid in both stock and cash, so they are not at all comparable.
     The final point is the $69 a share does not recognize Genzyme’s value. As Henri said, we have rapidly-improving financial performance driven by manufacturing recovery, cost savings, financial discipline, tightened focus, and improved margins. Our estimates for 2011 to 2013 are substantially above consensus. We have a unique portfolio of leading products, 12 market-leading therapies with durable revenue streams. We have a unique leadership position in the rare disease area and one of the highest revenue growth rates in the industry, about 12% between the last six years’ compounded annual growth. Finally, we have a valuable and increasingly recognized pipeline; we believe alemtuzumab has a chance of setting a new standard of care in multiple sclerosis.
     These are the key reasons the board rejected the Sanofi offer: The fact that the unaffected July 1 stock price is irrelevant, manufacturing issues have been largely resolved, the premiums and multiples implied by Sanofi’s offer are substantially below true comparable transactions, and we have 12 market-leading products that produce substantial cash flow. As Henri said, in the next years between 2011 and 2013 we will produce $6.4 billion of free cash flow, which is more than was produced in the first 27 years of the Company’s existence. Alumtuzumab’s value is being increasingly recognized, so we believe the future standalone stock price offers greater value than $69 a share today.
     I also want to say we’re in the early stages of investigating potentially better alternatives. The board has authorized management and our financial advisors to gather information relative to potential other arrangements, other than a standalone arrangement. We did not authorize either management or the financial advisors to enter a process to sell the Company, but rather to explore what might be done with other interested parties.
     I hope I’ve shed some light on the fact that our board is engaged and evaluating the future of the Company. We are committed to maximize shareholder value. We have a very independent board with significant shareholder representations. The board is fully informed about the intrinsic value of the Company, which again we believe is significantly higher than the $69 a share being proposed. We have unanimously voted three times to reject this offer. Finally, the board has expanded activities to be better informed of all available alternatives for delivering shareholder value.
     Now I’ll turn the podium back over to Henri.
GENZYME’S VALUE PROPOSITION
MR. TERMEER: When I started I omitted to introduce two additional board members of Genzyme who are here: Ralph Whitworth and Bob Bertolini. Ralph, Bob Carpenter and myself represent the Strategic Planning Committee.
     So I will talk a little about the business, but not too long; we’ll spend quite a bit of time to make sure everybody can understand how we get to our projections. This is what we laid out to you in May, a five-point Value Creation Plan that is pretty straightforward. We laid it out to you with a set of commitments that we move forward on each of these—and we have. Only five months into it we have made great progress on each of these points.
     First we’re focusing on regaining the markets that were impacted by the manufacturing issues. A significant part of our projections into next year are based on that, and this of course comes through the recovery on the manufacturing side. We’re capitalizing on the near-term opportunities. In May we didn’t have approval for Lumizyme; we do now. Lumizyme is being introduced in the United States. For those of you who were on the call Wednesday, Myozyme—Lumizyme in the United States—went from $4.5 million in the second quarter to $19.1 million in the third quarter, to a projection in excess of $30 million in the fourth quarter. This is what just one new product reached in three months with over $100 million run rate. It’s a very exciting opportunity.
     We are balancing our growth with our cash flow return on investment. We looked at the different businesses and made decisions around them. We have now a definitive agreement to divest of our genetic diagnostic business at very good value. It was considered by many very serious players and we did agree to divest this particular business to LabCorp for $925 million. We are making progress on the diagnostic business and are looking at different, perhaps smaller components of the Company through this same process, trying to simplify the corporation so we can achieve the kind of focus that will allow us to build the Company, and allow us to become successful in the MS field.

     We are improving our profit margins. In particular this comes through our Value Improvement Program that was started in early summer. It came out of the business-excellence initiative we started last year. We worked with an outside party to give us advice and made the announcement we will have a reduction by 1,000 people over the next 15 months. We’re in the middle of implementing that now; we estimate that for next year about $240 million in sustainable savings will come out of this program, and in 2012 $385 million. We also implemented a very disciplined capital allocation program that has led to the first $1 billion repurchase of shares with another $1 billion to come. We will use a very disciplined process to ensure that is the right investment.
     The drivers are the causes of the impact over time—reestablishing Cerezyme and Fabrazyme in the marketplace. It is a matter of manufacturing recovery. As has been said before, tremendous progress has been made here. We are projecting fourth-quarter revenues for Cerezyme of $230 million to $235 million. For next year we don’t quite know where all that will go in terms of the risk competition in the field. We can’t see our way to projecting the fourth quarter; we are conservative when we look at the $430 million to $460 million next year. We aren’t getting ahead of ourselves in making assumptions we cannot prove yet, so we are not assuming that next year we will regain more market share than we regained immediately this quarter—but the chances are we will. That’s not part of this earnings projection we just spoke about.
     It’s a different picture in the case of Fabrazyme. Here the manufacturing disruption and shortage of material caused our lowering the dose for all patients around the world. In some cases the most severe patients did get the full dose necessary for their treatment, but many got much less and some didn’t get product at all. This is a very exciting market. We think about Fabrazyme as a blockbuster opportunity, like Cerezyme in the past. This market has many patients we know about today we’ve not been able to help who are untreated and need to be treated. We have learned a great deal about what it means to go to a lower dose during this period, and the effect it has on health.
     In a competitive sense there is also a different picture. This may not have been picked up by many people, but our competitor in Europe got approval on the very same date—Shire with Replagal—but discovered there would be a delay in the United States. So we’ll be able to develop that United States market without the confusion that has plagued us in Europe. On the other hand, this episode has made clear to physicians and patients what dose means. We will certainly recover our manufacturing because we have the new plant in Framingham currently producing product and going to validation runs early next year, which will be eligible for approval by the end of the year; and we have the current plant in Allston becoming much more dedicated to the production of Fabrazyme since we pulled Myozyme out.
     Yesterday I saw a projection that we will produce more Fabrazyme in the Allston plant than we ever have in the history of the Company. We are starting gain confidence. We are still tentative because indeed the third quarter had a moment where the timing of the releases did impact us; but for this quarter we expect to double shipments. I advise everyone to keep an eye on the potential for this field of Fabry Disease, which has become much clearer through this moment of scarcity. These are very exciting opportunities.
     These are the two plants that will significantly underpin our future capacity needs. On the left-hand side is the fill/finish facility that was newly built in Ireland that quadruples the capacity of fill/finish for biological products in Ireland. It is currently undergoing engineering runs and will become eligible for approval next year, probably in midyear or the second half. It creates redundant capacity around fill/finish at the highest standards of quality in the system. We’ll have Hospira on the one hand as a backup and an ongoing producer, and we’ll have our Waterford plant with two segments: One is the older fill/finish facility and there’s this new facility that will be approved next year. This will substantially remove the risks associated with fill/finish in our Company caused by the 20-year-old fill/finish facility in Allston.
     On the right-hand side is the Fabrazyme manufacturing facility in Framingham, which is now doing engineering runs. I follow the yields and productivity reports every day of those runs, and they are encouraging. This will become a productive plant by the end of next year. If it is approved, we will then have the backup capacity for Cerezyme and Fabrazyme that will give us the space to drive those markets and remove the risks.
     There are a number of near-term products that are somewhat in the background because of the circumstances around manufacturing. Myozyme/Lumizyme is by all means a blockbuster opportunity. We did over $100 million for the first time last quarter and we expect a significant pickup next year, as we now have a full year of U.S. marketing for Lumizyme. Synvisc One has also run over $100 million for two quarters. It has a long way to go; it is the only product with a single injection. It is a great diversifying product for us and extremely profitable. We now have approval in Japan, which is the largest market in this space. Mozobil was approved last year and we introduced it in the United States early last year 2009. We later introduced it in Europe and are seeing very good growth with a run rate of well over $100 million at the current stage and a long way to go.
     But these new programs are very much underestimated in this consideration by Sanofi. I hear it and you can read it in the comments by Chris and others when they talk about alemtuzumab for MS in such modest ways. This is a tremendous asset for our shareholders. This is what people in our field live for—getting to the point where you can change or create a standard of care that is a very different level. It is inappropriate in our industry to look at that opportunity and discount to a modest change—this is a very important change. I think we owe it to ourselves to understand the value of alemtuzumab for MS. By the time we get there, there will be a $14 billion marketplace. If we can change these patients’ health in a marked way, we’ll be an important participant in a very large marketplace. Work needs to be done, but we have fully enrolled Phase 3 clinical trials. We’ll know the results of the first trial by midyear and of the second trial a few months later. We are as close as you can be to knowing the outcome. We showed five years’ results a week ago at ECTRIMS in Europe. There was a lot of talk there about this program. It has been put somewhat in the background by the Novartis product, but increasingly its potential for changing this field is becoming known. We’ll spend extra time this morning to share with you what this means—not just from an efficacy point of view, but from a marketing point of view. Mark Enyedy will present that after I’ve finished.
     Mipomersen is a very similar program, a Genzyme kind of program. Mipomersen will treat for high cholesterol in patients that cannot be treated with statins and other products. This is a very small group, but one that is severely ill. These patients have aggressive cholesterol levels that sometimes lead them to apheresis, which is a terrible procedure. In most cases they have a very high chance of cardiac morbidity or mortality at a very young age. We ended four Phase 3 clinical trials and showed you those results. Next year we’ll be filing with the agencies. This is not a simple compound; none of these things are simple, but they have tremendous value creation and clinical benefit for these patients.

     And last is the Eliglustat, or “Eli” as we call it, the small molecule that for the first time creates an alternative of treating Gaucher Disease. It will be an important competitive weapon as we move forward to treat these patients. We feel very good about how it will come out from the shortage period, but we will have competition. Giving the choice of an efficacious oral therapy will be important for patients.
     At this time let me invite Mark Enyedy to talk about alemtuzumab for MS.
ALEMTUZUMAB FOR MS: A CLOSER LOOK
MR. MARK ENYEDY, President and GTO, MS and Genetics: Thank you, Henri. I have a few data slides in my presentation this morning, so I’ll try this from the front of the room.
     We are excited about this product. We see this as a significant opportunity that merits a closer look from investors. Our excitement is driven by data, including the data we showed last week in Sweden at ECTRIMS. Based on those data, which have been generated now for over a decade, we’ve seen significant efficacy and demonstrated superiority over the current standard of care, beta interferon; an improvement in disability in our patients; and a durability of remission where greater than 70% of our patients are disease free at four years. The product also offers the convenience of annual dosing and a manageable safety profile. We think these attributes hold the promise of a new standard of care in the large and growing market that is MS today.
     Just by way of background, the attributes I just described derive in part from the mechanism of action of alemtuzumab. This is a humanized monoclonal antibody that targets the CD52 antigen present on B and T lymphocytes. These are the immune cells responsible for the autoimmune response we see in multiple sclerosis patients. In order to better understand the mechanism of action of this product, Genzyme scientists have developed a transgenic mouse that expresses human CD52 on its cells, and also have worked in collaboration with the University of Cambridge to evaluate patient samples from our Phase 2 study. We see that the administration of this drug on an annual basis produces both immune system modulation as well as reconstitution of the immune effector cells within a period of time.
     We first see rapid depletion of the autoreactive T and B cells, followed by reconstitution. However, in conjunction with the depletion we also see is components of the immune system, in particular the innate immune system, remain largely intact—specifically the neutrophils are largely preserved in conjunction with therapy. Neutrophils are the first line of defense for the body against infection. We also see preservation of lymphocyte pools in the lymphoid organs, so the drug work on T and B cells in the periphery, but preserves these lymphocyte pools within the thymus, for example. We see that those preserved cells preserve the ability to respond to pathogens. We believe that the reason we see significantly lower rates of serious infection with this product is driven by the presence of these residual cell types.
     In conjunction with the repopulation, we also see is an enrichment of T regulatory cells, which suppress the autoreactive clones. This suggests to us that we’re seeing a tolerogenic environment during the repopulation of the B and T cell types, and also that the lymphocytes produced during reconstitution produce higher levels of neurotrophic factors than before therapy, which we think might promote repair of the myelin and the neurons. That might account for the improvement in disability we see with this product. All these observations have been published either at ECTRIMS or at AAN and those posters are available for your reference. Our scientists in collaboration with the folks at the University of Cambridge continue to confirm and extend these observations in order to corroborate what we’re seeing in the clinic.
     Looking at our results, these were published in the New England Journal of Medicine in 2008. These are the three-year results from a large randomized Phase 2 study comparing alemtuzumab head to head against interferon beta—in this case, Rebif—across two very important clinical outcomes: reduction in the risk of relapse and reduction in the risk of acquiring fixed disability. On the grey line you see the Rebif patients both in relapse and in disability. This is the cumulative number of relapses and the cumulative percentage of patients who acquire fixed disability. These data show that alemtuzumab reduced the risk of relapse and of acquiring a fixed disability by more than 70% in comparison to the current standard of care.
     To put these data in a little broader context, here I show you data from published studies with the currently approved agents as well as come agents currently in development. In reduction to relapse the beta interferons—Copaxone and a number of the new oral therapies in development including terilfunomide from Sanofi—reduced relapses by about 30%. Some of the newer agents in development are Gilenya, which has current moved into the market and reduced relapses by about 50%. The gold standard for efficacy, Tysabri, reduces relapses by about 67% or 68%. However, all these studies compare against placebo. In our study we compared against an active comparator, Rebif. We showed a 74% reduction in the risk of relapse. To put that into further context, the annualized relapse rate for Tysabri is about 0.22. On our Phase 2 study we saw less than half of that, or 0.10—so significant results on relapse.
     More important, however, is what we see with respect to disability. On an earlier slide I showed you that we slowed the progression of the disease by more than 70% in comparison to Rebif. We saw a reversal of disability in the majority of alemtuzumab-treated patients. So again the grey line is the Rebif patients. The two arms of in the Campath study were used as a pool of data. We saw a rapid improvement in disability in our alemtuzumab-treated patients, which was sustained over the 36-month period of the study. This is an unprecedented finding in a randomized controlled setting.
     Simply put, our patients got better and they stayed that way. These results have been durable over five years. These were the data we showed at ECTRIMS last week, which is five-year follow-up data from this Phase 2 study. We see is that patients maintained a very low annualized relapse rate. Almost 90% of these patients were free from progression of disease at five years and a majority of these patients maintained an improvement in their disability scores. This result is particularly remarkable when you think that most of the alemtuzumab-treated patients received their last dose of alemtuzumab 48 months prior to this result.
     This shows the study scheme. You have Rebif patients being treated three times a week over a five-year period, which means 750 injections over a five-year period. By contrast you see alemtuzumab patients treated in month zero for five consecutive days, followed by three consecutive days 12 months later, and then a majority of those patients were not treated again. This was a significant result on the durability of remissions we produced with this product.
     We also reported on safety data at ECTRIMS. We see a manageable safety profile with adverse events that are detectable and treatable. Some observers have suggested with lymphocyte depletion that infections would be a significant concern for us; we don’t see that, however. We see predominantly mild to moderate infection, no life-threatening or fatal infection such as were seen in the Gilenya pivotal studies or with Tysabri in connection with PML. These patients respond to conventional therapy, and unlike Tysabri we do not see an increased risk of infection with repeated cycles.
     We do see secondary autoimmunity with this product, in particular thyroid disorders, six cases of ITP in our Phase 2 study, and one case of Goodpasture’s. We have in place a risk-

management program that entails both routine blood and urinalysis as well as patient and physician education. We believe with that approach we can detect these adverse events and treat them effectively. We have a data safety monitoring board in place for our pivotal studies and that board meeting on a regular basis. The last update is from September of this year. We see no new safety signals in our pivotal study, confirming the results from Phase 2; and I know this is of interest to many of you: there were no new cases of Goodpasture’s.
     So that’s the clinical profile for this product. As Henri mentioned we want to talk a little about the commercial side of the equation. As I mentioned in the call from ECTRIMS, we’ve spoken to more than 100 payers over the last two years about this product. That includes more than 30 medical and pharmacy directors from U.S. payers, a number of representative from IKWIK and the German sickness funds, CEPS and other government agencies in France, NICE, the Department of Health and representatives from the primary care trusts in the U.K. From those conversations there is a consistent theme: These payers like and want to reward innovation. We consistently hear we will be able to obtain a value-based price for this product in multiple sclerosis. We also hear that managing access for oncology patients will be complex but feasible. Importantly, reimbursement is a national issue so it will require country-by-country solutions. We are actively engaged with government agencies and payers today to fashion those solutions so we’ll be ready for the market in 2012.
     In addition to the payer work, we have talked to roughly 2,000 MS prescribers over the last two years. That worked entailed in-depth interviews as well as surveys. The objective was to understand both the evolution of the MS market, and in particular the advent of oral therapies like Gilenya and the impact of those drugs; and also to position alemtuzumab relative to that evolving market. We consistently hear that alemtuzumab with this profile will gain a substantial share of this market going forward.
     To validate those results we recently retained a leading global advisory firm to undertake an independent analysis of the market and develop an independent set of revenue projections and a P&L for alemtuzumab to corroborate our findings and to establish an asset valuation range for the product. This was a substantial effort, not redundant of our work or relying on our work but separate from us. They talked to a significant number of payers as well as neurologists, undertook physician surveys and a significant amount of secondary review. That work was completed earlier this month.
     Here I show you the revenue projections that came fro that analysis. The blue line is the work undertaken by our independent advisory firm. They have produced a range of cases for us. Here I show the base case. They project, given this profile, rapid adoption of the product and peak sales approaching $3 billion for alemtuzumab. The orange line is our internal projection. We take a little less aggressive view of the product ramp, but we also project higher peak sales, approaching $3.5 billion in 2017. The cumulative revenue that we project and what came from our independent advisors are similar, but they suggest confirmation of our view of the substantial share this product will garner in the marketplace.
     Just to close on the valuation piece: I offer you here a market-comparable of the form of Tysabri. Let me say upfront that we think alemtuzumab will be a more successful product than Tysabri is today. We base that on the profiles of these two drugs, which are shown side by side here, starting first with efficacy. Annualized relapse rate for Tysabri, 0.22, and for alemtuzumab, less than half that. Our absolute reduction with respect to relapse rate, six-month disability against an active comparator superior to the absolute numbers you see with Tysabri. Over 70% of our patients at four years are free from clinically active disease. On the safety side we do have secondary autoimmunity with the product; but as I said, those adverse events are detectible, treatable and manageable. That contrasts with the rare cases of PML associated with significant morbidity and mortality. Finally there’s the convenience of annual dosing. It is possible that two or three cycles of alemtuzumab will produce remissions of five years in duration, and that’s to be contrasted with chronic lifelong therapy on Tysabri or having to take drug holidays to manage the risk of PML and the rebound effect that is seen with that.
     Just to wrap up: We do this as a significant opportunity to transform this market and create a new standard of care for multiple sclerosis products. We expect to be on the market in 2012. We’ll have data from our pivotal studies in the middle of next year, and we’ve created a commercial framework that will allow us to bring this product to market and capture the value we’re creating in multiple sclerosis. Thank you.

FINANCIAL OUTLOOK
MR. MICHAEL S. WYZGA, Chief Financial Officer: In the next few minutes I’d like to put the progress you’ve seen so far this morning into the perspective what it means to our financial picture going forward. For that I’ll use a series of step functions to get you through how we think about it and what the major drivers are.
     We gave our guidance in a Q3 call for Q4 of 90 cents to 95 cents on a non-GAAP EPS basis. We gave our Q3 first full quarter number of 42 cents. Let me walk through the major drivers on each of those that get you to the 90 cents to 95 cents we’re projecting in Q4.
     The first driver is Cerezyme. As you’ve heard a number of times, we started supplying the market in September here in the United States on full dosing. We expect the full-quarter impact of Cerezyme on a global basis to be about 16 cents and that builds you from the 42 cents plus the 16 cents, to 90 cents or 95 cents. In like fashion we expect Fabrazyme to be in exactly the same position. Remember, we started double dosing, going from 30% allocation to 60% allocation here in the United States in the third quarter. We expect to go that same double-dosing allocation on a worldwide basis in the fourth quarter, so we’ll take full advantage of the quarterly impact.
     We started to transfer the Lumizyme ATAP patients to commercialized structure here in the United States and we expect to continue that during the fourth quarter, so we do see the benefit for the full fourth quarter, as well as the incremental new patients.
     The other businesses continue to grow as well. Remember, we talked about Synvisc being relatively flat in the third quarter. That’s mostly due to the seasonality we see in the third quarter, which has been historical with this product since we acquired it. We expect a buildup in the fourth quarter over and above the third-quarter results, as well as incremental sales coming from Renagel and Renvela, as well as Mozobil. That should give us an incremental 16 cents to the bottom line.
     Henri talked about the VIP program as well. When we talked about this in our call, we talked about somewhere around $20 million to $28 million to our bottom line in the fourth quarter. These are savings that are incremental but are also sustainable. As you build through your fourth quarter and you get into next year 2011, these are sustainable savings. We project them to be sustainable through 2012 and 2013.

     Henri gave guidance earlier this morning to our non-GAAP guidance of $4.30 to $4.60, so let me do a quick build from our Q4 annualized results. For that I used the bottom end of the range, 90 cents times four, which is $3.60 on a non-GAAP basis, building to $4.30 to $4.60. As a note: I included the 70 cents going to 75 cents to 80 cents of the impact of amortization. We’ve done it both ways for comparison purposes. We’re the only ones who include that as part of our non-GAAP earnings.
     Let me walk you through how we get there. First is the Value Improvement Program. This program, as I’ve talked about a number of times, represents sustainable reductions in our overall operating expense and also o our capital expenditures. What do I mean by that? It’s a reduction in demand, in how we think about our business, in the spans and levels of control we have, and it’s reorganizing ourselves in a more appropriate fashion so these cuts we’re making in the fourth quarter build into the cuts we’re making in the 2011 and beyond to 2012 and 2013. They are not a hiring lag or just truncating some of the demands; these are real, sustainable reductions.
     In the fourth quarter we took the annualized version of $20 to $28, which was included in our guidance for the fourth quarter. Annualized that comes out to about $80 million to $110 million on a full-year basis. Again this builds into 2011. Incrementally we expect to find full savings of $150 million to $240 million for the full year 2011. Again, that’s building on the savings we have on an annualized basis of Q4.
     Those savings are broken into two separate bits. Bit #1 is the headcount reduction that will result in approximately $95 million in savings for fiscal year 2011. The procurement savings are about $145 million. Those are driven by two separate sources. One is reduced pricing. Some of those savings are achieved by coalescing the number of vendors we use, in pushing down hard on the contracts in the prices we pay. The bigger savings are in the reduction of demand. Those are expected to equate to approximately $145 million in fiscal year 2011. As I’ve mentioned they are sustainable reductions; and we expect incremental reductions on top of that totaling $385 million that are sustainable through 2012. This gives you the build from $3.60 in Q4 2010, on an annual basis non-GAAP EPS, building out to the 2011 run rate, just including the VIP changes. The VIP changes net out to about 20 cents to 40 cents of earnings per share as you build from Q4 of 2010 to the 2011 run rate.

     But there is also incremental business that’s associated with our re-supply. Let me walk you through that. In our 2011 revenue build, again building off our Q4 2010 annualized run rate, there are three or four separate drivers. The biggest drivers are obviously in the PGH area with Myozyme, as we get to a full year of U.S. Lumizyme as well as incremental patient count; Fabrazyme, where we get to the normalized dosing in the first half of 2011, as well as recharging and regaining some of the market share; and then also Cerezyme with a full-year benefit of the normal dosing, a substantial impact. We expect that over the Q4 run rate to equate to $250 million to $300 million.
     Additionally, we expect incremental growth in the Synvisc area over the Q4 run rate. That equates to about $40 million to $50 million. In the Biosurgery area Synvisc is a big driver, and that has to do with the U.S. growth as well as the Japanese approval we just recently achieved.
     We expect an additional $40 million to $50 million to come through the GTO area. Most of that is driven by Clolar as well as Mozobil—and Mozobil is the clear driver here. Then there’s additional growth of $30 million to $40 million in the Renal and Endocrinology area, mostly driven by Renagel and Renvela.
     So you can see how we get from the $4.6 billion to $4.7 billion Q4 run rate for 2010 to the $5 billion to $5.1 billion in 2011. You build that in as a gross margin and it gets you to about 90 cents to 95 cents incremental to the $3.80 to $4 we’d have for the run rate of 2011, if you just included the VIP savings.
     We’re also making very targeted investments in our business. We are focusing those on three growth areas of our corporation, and they equate to about $120 million to $140 million. By using the capital allocation methodology and capital allocation discipline we’ve talked about since May, we are targeting just these three areas.
     The first is the personalized genetic health area. We want to regain and solidify the Cerezyme and Fabrazyme franchises. This is our key growth area and our key franchise, so we’ll do everything in our power to solidify that area. Second, we’ll continue to grow on the Lumizyme/Myozyme front in promotional areas as well as awareness.

     In addition, as Mark talked about, our focus area is alemtuzumab, and that’s on two separate fronts: continued development as well as the pre-launch activities that go along with the educational activities.
     Finally in the Biosurgery area we’ll expand our in-house sales force as well as our field sales, and focus o point-of-care markets. That’s somewhat of a change for the Biosurgery area, but we believe this will be an incremental growth area for us as well as give us a nice cash-flow return on invested capital. So putting it all together you can see that with the focused investments negating some of the growth of 90 cents to 95 cents you get to a final dollar amount of $4.30 to $4.60 for our guidance for 2011.
     I’ll point out that the tax area actually includes two separate things: It includes the incremental tax rate you have to pay on profit before taxes, which rises. That should come in somewhere around 24% to 25.5% for an overall tax rate for 2011. It’s somewhat negated, however, because we are going to continue with our stock repurchase program. The second tranche of that is another $1 billion of stock. At this point I gave a fairly wide range based on the amount of stock we buy and the timing of that. In any event, our projected guidance is $4.30 to $4.60. Again, just to put it on an apples-to-apples basis, I did include the impact of amortization of 75 cents to 80 cents. That gives us a comparison to the rest of our peer group.
     While we are focused on 2011 quite a bit, you can see the growth rate going out to 2012 and 2013. These are our 2012 and 2013 estimates. On the left-hand side is the revenue growth. As you get out to 2013 a lot of that is driven by alemtuzumab for MS. As you look at our non-GAAP EPS growth rate, you’ll see the fairly substantial jump in 2013 as well. Someone asked how much of the alemtuzumab is built into the 2013 forecast? There is approximately $1 to $1.10 of non-GAAP EPS built into the 2013 forecast. That is on a non-risk adjusted basis.
     The key point on both these slides, and the reason I show them side by side, is you can see the revenue growth compound average growth rate is somewhere on the order of 12%. The real key is the leverage you’re getting on the bottom line with your non-GAAP earnings per share. That’s driven by two things: first, our capital allocation and how we’re disciplined around focused areas of investment; and second, the impact of the Value Improvement Program as that titrates through 2011, 2012 and 2013. Again, those are substantial savings we’re getting that will be sustainable.

     If you look at our cash flow, and Henri and Bob touched on this, we start to generate substantial cash. For comparison purposes I did show you the previous cash and cash adjustments. The year 2011 basically brings us back to our 2008-2009 time frame of cash and cash expenditures. As you go out beyond 2011 into 2012 and 2013, you can see there is substantial cash and cash flow we’re generating as a corporation.
     One thing we haven’t talked about a lot is how we’re bearing down on our capital expenditures. Capital expenditures are also based on our capital discipline allocation, as well as with the Value Improvement Program, which is focused not just on the operating expense but also on those capital expenditures as well. These are our estimates going out through 2013 as well.
     Let me finalize on how we think about the business and how we utilize CFROI on our capital discipline. We measure everything we do against the most appropriate and best return on invested capital we have available. Using that methodology we’ve come to CFROI; it’s one methodology we use, as Bob mentioned in his opening comments. We also use this as part of our metrics and part of the performance reviews for individuals within the corporation.
     You can see a couple of things on this. First, we need to exceed our weighted average cost of capital in all costs. Our weighted average cost of capital as a corporation is somewhere on the order of 10.66%—the little orange line you see there. The second thing is we do it on two bases: First, we do it on the full-in cash basis, which is our measurement. In other words, if you’re not redeploying the cash, that cash builds up on your balance sheet. Second, we use the tangible invested capital, excluding most of the cash. Again, we measure in two separate ways.
     As you can see in 2011, we have a nice recovery going back to the 14% and 15% we expected in 2008, which is where we came from, as well as the 23% on a tangible basis. Again, these are the metric we use. We are maniacally focused on our cash flow and our cash flow return on invested capital, as well as on the capital improvement plan we have in place.
     Let me stop there and turn it over to Henri.
SUMMARY
MR. TERMEER: To summarize before we open up the floor, let me mention again those points mentioned by Bob when he went through the board’s consideration of the $69-a-share offer by Sanofi.

     We don’t believe that is an adequate offer. We respect it as a serious offer, but it’s not an adequate offer. We don’t believe the unaffected price of the stock used in July just after the very tough second quarter is appropriate. The share price has moved since then and we’ve made significant improvements since then in just a few short months. We are just at the brink of showing that improvement in manufacturing.
     We think the multiple used was based on out-of-date guidance from analysts, which was the best available to Sanofi at that time. We are at a very different moment right now and we’ve outlined current guidance to you. We have a significant cash flow from our businesses. Our business in Renal is extremely profitable, as is our business in Biosurgery. They are not often talked about because of the great focus on the rare disease element, but these existing businesses are very important contributors to the cash flow of the corporation and will be for some time.
     Alemtuzumab is a game-changing therapy and it is underestimated in the considerations of Sanofi’s $69 offer. The Company has great value. We went through extensive valuation of the different components of the Company, all the classic things you would have expected of us, with our advisors, and we came up with a very different set of values. We believe we owe it to our shareholders to make sure we explain these values and create conditions. These conditions have arisen from the search implemented by our board, looking for alternative ways to unlock the value in the corporation.
     On that basis, I’ll end by saying this is a dynamic moment in the history of the Company. This is a short list; there are many more things that could be mentioned just as important as the things on here. There will be confirmatory events in the next six months or so that will give us further underpinning to the risk profile of the Company regarding the manufacturing issues, the ability to focus the business through certain divestitures, and the ability to expand into new areas such as alemtuzumab for MS—all these things will come out in the next several months. We will see these and other important risk-reducing events coming forward.
QUESTIONS AND ANSWERS
MR. TERMEER: At this time let me invite the speakers to participate in a panel to come up here for Q&A. Patrick will moderate that session.
MR. FLANIGAN: We ask again you step up to the microphone and state your name and affiliation before asking your question. I have received a lot of e-mails about the slide presentation; it will be posted on the Investor page after the event. I’ll start with Yaron.
QUESTION: The first question is to Mike and Henri: Thanks so much for giving us the guidance long term; it’s very useful. But historically the guidance has not always been very reliable. I’m trying to get a sense of how aggressive or conservative the guidance, and how good do you think your estimates really are? Of the $1 to $1.10 for Campath in 2013 in accretion to the bottom line, what does that translate into in sales? Then I have a follow-up.
MR. TERMEER: You can imagine, given the circumstances we find ourselves in, developing this guidance is not a matter of management sitting together and saying, “Let’s stretch some.” This was a very intense process over many months that involved the board and different meetings with the subcommittees, particularly the Strategic Allocation Committee. We went through it again and again, using a new long-range planning mechanism and also using our advisors. We are sharing a very public set of records with you today. It was an intense review.
     It does assume certain things around manufacturing, as we made clear today. We are assuming we will substantially recover on the manufacturing side. During at least the first 12 months of this period when we still don’t have the excess capacity that will come with the approval of the Framingham plant, there is some risk. After the Framingham plant is approved we will be able to build six to nine months of inventory, which will give us the backup that completely changes the whole risk profile around manufacturing. That is perhaps the most important part of the risk.
     You mentioned MS and I’ll let Mark respond to that. Usually the numbers for a new product always relate to timing. We are relying on the processes of the Phase 3 clinical trials and then the filings of the BLAs in the United States and Europe progressing as they have in the past.
MR. ENYEDY: The specific question was around the revenue, the $1 to $1.10 going out to 2013. The range is $500 million to $600 million.
QUESTIONER: Does that assume front-line usage or no?
MR. ENYEDY: We’ll look at the data we’ll generate. We have two studies here: one in treatment-naïve patients and one in treatment-experienced patients. Those are patients who are progressing while on a licensed therapy. When you look at the market naïve patients make up only about 10%, so the majority of the market is in these treatment-experienced patients; therefore the majority of the revenue will be coming from the treatment-experienced patients.
QUESTIONER: Henri, you mentioned that the board is looking at other strategic alternatives for the Company? Can you help us understand if that’s related to divesting other assets, to another potential white knight potential acquirer, or to partnerships?
MR. TERMEER: The divestiture effort, which led to the divestiture of the Genetic Diagnostic business, is quite separate from this. That is an effort that looks at all the different elements of the Company and tries to achieve the most efficient business mix for our future. I also said that process has led to some transactions already and will lead to more. We will continue that process in the future.
     The recently approved process to probe and look for interest within the industry in the different aspects of Genzyme, as Bob Carpenter indicated, is not an approval to enter into an auction of some kind. It is a process to understand the value of the corporation in different aspects, and the contacts within our industry. That process has started and is ongoing. We can’t yet predict what that will lead to. We are sure that at the end of that process a much better understanding of the lay of the land—the value of the assets and the corporation vis-à-vis others in our field.
MR. FLANIGAN: I’ll go on to the next question. Geoff?
QUESTION: Thanks for hosting this event. As a follow-up to Yaron’s question, when you think about the risk of manufacturing relative to your longer-term guidance, what wiggle room have you build in with respect to market share or pricing or IP duration, and is that a major consideration or just fine-tuning for the longer-term outlook? Then I have another follow-up.
MR. TERMEER: It really is a fine-tuning element. We are managing the risks that emerged during the manufacturing problem by building sufficient redundant capacity in our system to build inventories and create continuity if any of those things happen again. That is the most important risk reduction we can put into place. Of course, we’re massively improving the quality of operations and the competency of the organization, specifically in manufacturing. We are strengthening all those elements and we’ve hired some very world-class people and will continue to build a strong organization around them to ensure the organizational capability is there to run this. The capital capability to have the necessary redundancy takes many years;

fortunately we made those decisions many years ago. We expect next year in both fill/finish and in cell culture to have the excess capacity.
QUESTIONER: When you think about the acceleration in cash flows in the next several years, what’s the board’s attitude now towards paying a dividend?
MR. CARPENTER: I should direct this question to either Ralph or Bob Bertolini who are much more financially savvy than I. The basic allocation of our capital will be based on the best return to the shareholders. Currently the best return is to buy back our stock. I don’t think we’ve made any decisions one way or the other about dividends.
MR. FLANIGAN: Michael?
QUESTION: A question for Henri and the board. First, you listed six reasons why you think $69 is not reasonable. You threw out a number of $89 and used a comp for that. Where along the line between that and what among the six things need to be addressed so you’re pleased with the offer? And second for Mike: In the long-term guidance what is assumed for BD deals, acquisitions, and that type of thing, and also what share count is assumed in those numbers?
MR. TERMEER: It’s not a practical thing to start negotiations from this place. We can’t really comment on your question; I understand why you asked but we can’t get into it.
MR. CARPENTER: We didn’t mean to throw out $89 as any kind of price we felt one way or the other about. It was just if we were to apply their own math to the true estimated earnings, it would come out to $89, yet they’ve not changed their bid.
QUESTIONER: But you would like to see most of the six things addressed?
MR. CARPENTER: As Henri said, we don’t intend to do our negotiating here.
MR. WYZGA: I’ll do something less controversial. There’s no business development activity built into the long-range plan as you see it for 2013. We just excluded it because it’s difficult to plan on what deals you would do and what the impact would be if you did those deals, so they simply weren’t included. Secondarily your question was what share count was used. We assumed we would do the second tranche of the $1 billion share repurchase beginning in January 1. We did that simply for ease of use so we could capture the full fiscal year. So it does include the $1 billion of stock we we’ll purchase beginning in January 1, 2011.
MR. FLANIGAN: Back microphone, please state your name and affiliation.

QUESTION: Good morning, Jay Cecil from Caxton Global Markets. First, I wanted to find out your views: The Company is not against the sale, just for the record.
MR. TERMEER: The Company is not against the sale when it recognizes the value of the corporation.
QUESTIONER: Second, if you could elaborate on schedule 14(d)(9) stated some kind of conversation or dialogue you’ve had indicating a price range to [indistinguishable] indicated between $69 to $80. Obviously they state that conversation or dialogue did not occur. I wonder if you could elaborate on this “he said, she said” situation and what essentially occurred.
MR. TERMEER: What occurred was a serious filing. I would rely on our filing rather than adding to it through a discussion here.
QUESTIONER: And one small question about the financial projections you provided today: Have they been disclosed to Sanofi or is this something just disclosed to everybody today?
MR. TERMEER: This is new for everybody, including Sanofi.
MR. FLANIGAN: Front microphone, Eun?
QUESTION: Thank you. A question on Synvisc: You mentioned the potential is over $1 billion and the current annual sales run rate is about $400 million; also the key patent is set to expire in 2012. So you can you comment on your patent strategy and also at the current annual sales run rate, when you could achieve the $1 billion in sales potential?
MR. TERMEER: Let me ask David to make a comment about that.
DAVID MEEKER, M.D., Chief Operating Officer: Thank you for recognizing the Synvisc part of this equation. As you know, we do think this is a very exciting part of it. This is the only single-administration viscosupplementation in the market, and the two or three other potential competitors have had regulatory challenges getting through the approval process. This product is growing over 20% per year, but I have to admit I don’t remember exactly when it will cross the $1 billion line. The expectation is we’ll grow at 20% per year, at least in the near future for that product. We’ll get you the exact time point. This product clearly has that potential; as you said, it’s at $400 million per year. On the IP strategy around this, it is a very complicated product to make, so that’s one. There is no bio-similar strategy for devices and Synvisc is a device, so again we anticipate they would have to do trials. Trials in the pain area are extremely difficult to do, as many of you know. There’s a significant placebo effect with pain trials, so even with what we believe is a highly effective product, we understand the challenges of doing those and a competitor would have the same issues.
MR. FLANIGAN: I’ll ask Tom DesRosier, our Chief Legal Officer, to also add to David’s comments.
THOMAS J. DesROSIER, Esq., Chief Legal Officer: I wanted to add on that although you’re correct about the base in this patent estate, we do have patent filings on the Synvisc One formulation we’re cautiously optimistic about, that would take the patent term out to the late 2020s.
QUESTIONER: And a quick question on Cerezyme: And now you are adding new patients and also globally patients are taking full dose as of this quarter, when you exit this year and going into next year, what do you think your market share will be? Yesterday you commented your current market share is about 85%.
JOHN BUTLER, Senior Vice President, Personalized Genetic Health: I think we’ve been appropriately conservative and Henri mentioned this in his remarks. The 85% market share is currently where we’re at and we expect to maintain that. Our focus as we looked at the planning and the numbers is maintaining a stable market share. We’ve started to add patients back in the U.S. as we put this list out for physicians, and to see the accelerating number of patients we’re looking to come back to therapy, I certainly have the expectation we can begin to increase our share. But the planning number we’ve used is maintaining our share in a stable way.
MR. FLANIGAN: To make sure we can get through all the questions I’ll limit everyone to just one question going forward. Could we have the back microphone?
QUESTION: Salim Syed, ISI Group: I had a quick question for you. You have the 35% CAGR going from 2008 to 2013. Could you confirm the EPS you guys used for 2008?
MR. WYZGA: Whatever what was on the slide. I’m hedging because we did do the carve-outs for the Diagnostics and Genetics business to provide a like-to-like basis for the 2008 numbers. They were our actuals, but we restated them for the discontinued operations. That was the only adjustment.
MR. FLANIGAN: Phil?
QUESTION: Good morning; Phil Nadeau from Cowen & Company. A question for Bob and Henri: Sanofi has said on multiple occasions that Genzyme’s management and board have refused to meet with them in any substantial discussions, and Sanofi has expressed their frustration with that. Can you confirm if that’s true; what’s your reasoning behind doing that and how is it creating shareholder value; and what would it take for you to sit down with them and have substantial discussions?
MR. TERMEER: We have been very clear in communicating with Sanofi, both when the discussions were still private and when they eventually became public, that $69 did not create a starting point for serious discussions and to open our books. For reasons we described today it does not recognize anywhere close to the kind of value we see in this Company. After serious consideration and review with our advisors, every time a new approach was made, both private and eventually public, the board met with its advisors, went through the new situation, and then again renewed our decisions.
MR. CARPENTER: I don’t really have any thing to add to that. They were not willing to move from their starting point and there was no point in a continuing discussion.
QUESTIONER: Can we infer from that if they did move their starting point, you would sit down with them?
MR. TERMEER: I don’t know what you can infer from that. This has been a very respectful process that may seem different when you read about it in the papers. This is a serious company. I know Chris from this and other events; we take each other very seriously. We made a serious decision when we said $69 is not a starting point for these discussions. I think everybody knows what that means and why.
MR. FLANIGAN: The back microphone, please.
QUESTION: I’m Dave Watson from Anchor Capital Advisors. I just want to mention not every investor in Genzyme is a short-term investor. We’re a long-term investor and we wonder if in fairness to long-term investors, would you be willing to push your projections out further and look at a projection for when your MS drug reaches its peak sales level? We’ve done this and we think eventually the Company will be worth over $130 a share. We don’t want to sell tomorrow, and we’d like to see more consideration give to what the Company could earn in the outward years, so eventually we could get a higher return on our investment. Is that something you’d consider, a projection out to 2015 or 2014?

MR. TERMEER: I think it’s a completely fair point. When we look at the value of the Company we don’t look at next year; we look at it in the long term. We look at today’s value given these longer-term expectations precisely in the way I imagine you would have. That gave us the confidence to say that $69 is not a starting point. After that it becomes a very broad-based discussion. We take this moment extremely seriously, and I take it as a serious compliment to the Company that this large corporation is seriously considering making a deep investment; but it’s very important we recognize the value in this Company, that we’re not shy or nervous about doing so, and that we recognize the field we’re in as one where it takes forever to come up with something that truly works. Our greatest pride is we came up with 14 products that really work, some larger and some smaller, and we want that recognized in this process. We’re not shy about communicating that in a professional way.
QUESTIONER: In closing, people aren’t seeing what the earnings potential could be in those later years. It’s not hard to model over $70 a share when your MS drug reaches its peak. I don’t think investors are seeing those levels, so they’re impatient. We’ve owned other stocks like Medimmune that took time. I’d like everyone to be able to see the potential of the numbers could be way out; I think it would be helpful. Thank you.
MR. FLANIGAN: Thank you. Matt?
QUESTION: Matt Roden, UBS, thanks for taking the question and thanks for hosting the event today. A question on the projections you showed today on Campath and MS. If you look at the Phase 2 data, Mark highlighted the reversal of disability as measured by EDSS. That’s a data point we think is differentiated. When you think about your projections what are your assumptions on the ability to repeat that data point in both Phase 3 trials and get the claim on the label? Second, to what extent is the prescribing population sensitive to that particular data point?
MR. ENYEDY: There are two questions there. One is if we’ll get reversal of disability on the label. We expect we will recapitulate the data we’ve seen here, which is to say improvement in relapse rate, improvement in sustained accumulation of disability, and that we see reversal of preexisting disability in these patients. So we do expect to see a consistent profile emerging from the study. Whether that will translate specifically into a label claim is a conversation for the CHMP and the FDA, so I can’t comment further on that.

QUESTIONER: The second question is have you done any work in your survey of payers and the prescriber base to how sensitive they are in prescribing to that data point?
MR. ENYEDY: Those are seminal data and they are immediately attracted because it’s unprecedented in a randomized controlled setting. Post-hoc analyses have been generated—Biogen, for example, showed subsets of their patients for whom this was an outcome—but the notion of pre-defining that and having it shown in a controlled study is unprecedented. It very much captures their attention.
     I’d also say the durability of this response jumps off the page. The notion that someone with two cycles of therapy can have a four-year remission from disease activity is quite compelling to both the payers, obviously because of budget impact and cost-effectiveness; and the prescribers in terms of managing the patients.
MR. FLANIGAN: Front microphone?
QUESTION: I believe you said in the early part of the presentation that you are “in early stages in investigating better offers,” and I assume that’s the Sanofi $69 per share. Have you actually received a better offer than Sanofi’s $69 per share and if so, is that party or parties being granted due diligence?
MR. TERMEER: As we said, only about 10 or 11 days ago did the board give its permission to reach out and start this information-gathering process. We are in the early stage of setting up. Many complications have taken place, but there is no result I can share with you today.
MR. FLANIGAN: Robyn?
QUESTION: Robyn Karnouskas, Deutsche Bank. Two quick questions: One, what is the protocol now—you talked about how you’re now allowed to talk to others about new offers, but how often will you go back to the board? Second, I think you’ve done a good job of outlining the upside potential for the Company. I think some of us investors or analysts might feel it’s too early to assign a lot of probability to $3 billion of Campath or $1 billion of Synvisc, but is your strategy to push Sanofi out so they can’t come out with a bid high enough? Is that one of the strategies of doing this today?
MR. TERMEER: As I mentioned earlier, to engage in a strategic discussion around the process with either Sanofi or anybody else in this setting may be difficult, as I’m sure you understand, so we won’t do that. We are just starting to learn the lay of the land in terms of the interest in the assets and market positions of this Company by other companies. We don’t know what will come out of that process. The process with Sanofi is clear. There’s a date of December 10. It’s up to them to work with that date, as we all do.
MR. FLANIGAN: We still have a bit more time; does anyone have any additional questions? I see no one at a microphone, so I just want to thank everyone for attending this event. This is the first of several we’ll have over the next couple weeks. We want to maintain the dialogue. Again, we’ll have lunches in New York, Boston, Chicago, and San Francisco. Let someone from Investor Relations know if you’d like to attend one of those events. Thank you.
[1 hour, 44 minutes]

TABLE OF CONTENTS

WELCOME AND OPENING REMARKS	-1-
MEETING OBJECTIVES	-2-
SANOFI’S OFFER IN CONTEXT	-3-
GENZYME’S VALUE PROPOSITION	-8-
ALEMTUZUMAB FOR MS: A CLOSER LOOK	-12-
FINANCIAL OUTLOOK	-17-
SUMMARY	-21-
QUESTIONS AND ANSWERS	-22-

GENZYME CORPORATION
Investor Presentation

Moderator:
PETER FLANIGAN
Investor Relations
Speakers:
HENRI A. TERMEER, Chairman, President, and
Chief Executive Officer
ROBERT J. CARPENTER
MICHAEL S. WYZGA
MARK J. ENYEDY
Q&A Panelists:
DAVID MEEKER
JOHN BUTLER
THOMAS J. DesROSIER
10:00 a.m.
Friday, October 22, 2010
New York City, New York
This document was prepared by ETX Corporation